Keith S. Crow, P.C. To Call Writer Directly: 312 861-2181 kcrow@kirkland.com	200 East Randolph Drive Chicago, Illinois 60601 312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

August 7, 2006

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	H. Christopher Owings
Peggy Kim
Matthew Benson
Kathleen Kerrigan
Donna Di Silvio

Re:	Hanesbrands Inc.
Amendment No. 3 to Registration Statement on Form 10
File Number 001-32891

Ladies and Gentlemen:

Hanesbrands Inc., a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Exchange Act of 1934, as amended, an Amendment No. 3 to its Registration Statement on Form 10 (the “Amendment”), including a revised information statement (the “Information Statement”) filed as Exhibit 99.1 to the Amendment.

We are writing to respond to the comments raised in your letter to the Company dated August 4, 2006. The responses below correspond to the captions and numbers of those comments (which are reproduced below). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 2 to the Registration Statement on Form 10 filed on July 24, 2006. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Please note that, subject to the Staff’s approval of the amendments to the Form 10 in response to the Staff’s comments, the Company requests that the Commission accelerate the

Securities and Exchange Commission

August 7, 2006

effectiveness of the Form 10 at the earliest practicable date. The board of directors of Sara Lee Corporation met today to consider whether to declare the dividend and to set the record date for the spin-off. For various legal and business reasons, we expect Sara Lee’s board of directors to set the record date for August 18, 2006 and the distribution date for September 5, 2006. The timing of the record date and distribution date is due in no small part to the significant credit facility and financing that the Company expects to incur in connection with the spin-off. Further, due to the size of Sara Lee’s stockholder base, we expect that the process of printing and mailing the information statement will take several days, which will require that Sara Lee start the process immediately, and in any event, as soon as possible. In order to achieve the Company’s business objectives, therefore it is critical that the Form 10 be declared effective as soon as possible, and in all cases, prior to August 14, 2006. We greatly appreciate the Staff’s efforts to accommodate the Company’s timeline.

General

1.	Please revise to disclose the distribution ratio, the aggregate number of shares that existing Sara Lee stockholders will receive in the spin-off, the distribution date, the terms of the preferred stock purchase right and preferred stock, and fill-in any other blanks in your filing.

Response: We have revised the disclosure on the cover page and elsewhere in the Information Statement in response to the Staff’s comment. Please note that the rights plan has not yet been adopted by the Company’s board of directors, and as a result the exercise price of the preferred stock purchase rights has not yet been decided. We have revised the disclosure relating to the rights plan to reflect that fact.

Unaudited Pro Forma Combined and Consolidated Financial Statements, page 35

2.	We note your response to prior comment 8 in our letter dated July 17, 2006 and your disclosure that you expect to receive a commitment letter from your two lenders related to the credit facilities. As previously requested, please disclose, if true, that you have received a commitment for these facilities or explain your basis for including the pro forma adjustment under Article 11 of Regulation S-X. In this regard, it is not evident how a pro forma adjustment based on your expectations is factually supportable. We also note that the terms of the facilities agreed upon if financing is obtained could differ significantly from your expectations. Please revise here and elsewhere throughout the document as necessary.

Response: We have revised the disclosure on page 39 of the Information Statement in response to the Staff’s comment.

Securities and Exchange Commission

August 7, 2006

3.	We note your disclosure of your use of a blended interest rate because you do not know what the terms will be of debt facilities you expect you will be able to obtain but for which you do not yet have a commitment from any lenders. Please revise to reflect a calculation of interest expense that is factually supportable and based on either the current interest rate or the interest rate for which you have a commitment for each facility. Additionally, since you disclose that the actual rates could vary from what you have depicted, please revise to include disclosures of the effect on income of a 1/8 percent variance in interest rates.

Response: We have revised the disclosure on page 39 of the Information Statement in response to the Staff’s comment.

4.	Please provide the number of shares and distribution ratio referred to in adjustment (e) as well as the earnings per share on pages 36 and 37.

Response: We have revised the disclosure on pages 36 and 37 and elsewhere in the Information Statement in response to the Staff’s comment.

Management, page 85

5.	Please revise the biographies of the director nominees to clearly describe the business experience of each person for the past five years. For example, please revise to clarify the positions and the terms held in those positions by Mr. Noll from 2001-2002, by Mr. Mulcahy from January 2005 to the present, and by Mr. Johnson for the past five years. See Item 401(e)(1) of Regulation S-K. Please also file the appropriate consents from each director nominee to be named in the registration statement.

Response: In response to the Staff’s comment, we have revised the Information Statement to include additional information about the business experience of Mr. Noll, Mr. Cockrell, Mr. Mulcahy and Mr. Johnson. Based on a conversation between Peggy Kim and Keir Gumbs on August 7, 2006, we understand that the Staff no longer requests that the Company file consents of the director nominees as exhibits to the Form 10.

Stock Ownership of Directors and Executive Officers, page 89

6.	We note that you disclose the beneficial ownership of management on page 89 and the beneficial ownership of principal stockholders on page 105. For ease of understanding, please revise to present this information in a single table. Further, please revise to include address and percent of class information. Refer to Item 403 of Regulation S-K. In addition, please identify the natural persons with investment or voting power over the shares held by Capital Research and Management Company. We note that Capital

Securities and Exchange Commission

August 7, 2006

Research acts as an investment advisor to registered investment companies; however, please revise the footnote to indicate whether Capital Research is itself a registered investment advisor.

Response: We have revised the table on page 105 of the Information Statement to present combined information in response to the Staff’s comment. Please note that we have left the table on page 89 (90 in Amendment No. 3) in place because we feel it is appropriate to aid a reader’s understanding of the other disclosure in that section. Also, please note that in accordance with Instruction 3 to Item 403 of Regulation S-K, with respect to Capital Research and Management Company, we have relied upon the information contained in filings on Schedule 13D and Schedule 13G in preparing the beneficial ownership table. In this regard, please be advised that the Company does not know or have any reason to believe that the information contained in such schedules is incomplete or inaccurate, or that a statement or amendment to such schedules should have been filed and was not.

Executive Officer Share Retention Guidelines, page 90

7.	Please revise to describe any employment agreements with executives. Refer to Item 402(h)(1) of Regulation S-K.

Response: Supplementally, please be advised that there are no such employment agreements other than those described in the Information Statement.

Historical Compensation of Our Executive Officers, page 91

8.	We note that you state that the table does not include compensation to be received following the spin-off. Please revise to include summary compensation table information for 2006 for your executive officers. We note that you discuss initial stock and cash rewards.

Response: As required by Item 402 of Regulation S-K, the summary compensation table includes information required by Item 402(b)(2) concerning each of the named executive officers for the Company’s mostly recently completed fiscal years. The Company’s fiscal year ends on the Saturday closest to June 30, and accordingly, the summary compensation table reflects compensation paid during the fiscal years ending July 1, 2006, July 2, 2005 and July 3, 2004. The initial stock and cash awards referenced by the Staff’s comment are responsive to separate disclosure obligations under Item 402, Items 402(g) and (f), which require the disclosure of compensatory plans and arrangements with a company’s officers and directors. These disclosures are not limited to the fiscal year ended July 1, 2006, but instead relate to compensation arrangements for the current

Securities and Exchange Commission

August 7, 2006

fiscal year, the fiscal year ended June 30, 2007. Since the initial awards referenced in the Staff’s comment relate to compensation arrangements for periods after July 1, 2006, we respectfully submit that it would not be appropriate to include them in the summary compensation table.

Agreements with Sara Lee, page 106

Master Transition Services Agreement, page 111

9.	We refer to your response to comment 32 in our letter dated June 21, 2006. We reissue our comment asking you to revise to describe and quantify any fees to be paid in connection with this agreement or any other agreements with Sara Lee in connection with the spin-off. For example, please disclose the $2.4 billion to be paid to Sara Lee. Further, we note that Exhibit 10.4 refers to a schedule of fees that does not appear to have been filed.

Response: We have revised the disclosure on pages 107 and 111 of the Information Statement in response to the Staff’s comment. We note that the $2.4 billion payment from the Company to Sara Lee represents a payment that is a condition precedent to the distribution, rather than a payment pursuant to the transition services agreement. Supplementally please be advised that the fee schedule for Exhibit 10.4 has not yet been finally determined.

*     *     *     *     *

Securities and Exchange Commission

August 7, 2006

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

In connection with the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Keith S. Crow, P.C.
Keith S. Crow, P.C.

cc:	Lee A. Chaden
Richard A. Noll
Catherine Meeker
Hanesbrands Inc.

Helen N. Kaminski
Dina Taylor
Sara Lee Corporation

David B.H. Martin
Keir D. Gumbs
Covington & Burling

Securities and Exchange Commission

August 7, 2006

Kevin F. Blatchford Scott R. Williams Sidley Austin LLP